                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from                     to                   .
                                  -----------------      -----------------

                         Commission file number 0-21107

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: TeleSpectrum Worldwide Inc., 443 South Gulph Road, King of Prussia, PA 19406

                                    CONTENTS

                                                                                            Page
                                                                                            ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                           3


FINANCIAL STATEMENTS

         STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS                                5

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS                      6

         NOTES TO FINANCIAL STATEMENTS                                                       7


SUPPLEMENTAL INFORMATION

         SCHEDULE H, PART IV(i) - ASSETS HELD FOR INVESTMENT PURPOSES                       14

         SCHEDULE H, PART IV(j) - REPORTABLE (5%) TRANSACTIONS                              15

               Report of Independent Certified Public Accountants

Board of Trustees
TeleSpectrum Worldwide Inc.
401(k) Retirement Savings Plan

         We have audited the accompanying statement of net assets available for plan benefits of TeleSpectrum WorldWide Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. The financial statements of the Plan as of December 31, 2000, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 29, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

         Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable 5% transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania
September 23, 2002

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Trustees of
TeleSpectrum Worldwide Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ ARTHUR ANDERSEN LLP




Philadelphia, Pennsylvania
June 29, 2001

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                  December 31,

                                                                  2001               2000
                                                              -----------         -----------

                ASSETS

Investments at fair value                                     $ 5,657,590         $ 7,397,879
Loan repayments receivable                                        177,493             218,643
                                                              -----------         -----------
                                                                5,835,083           7,616,522
Contributions receivable                                           61,385             214,992
                                                              -----------         -----------

                Total assets                                    5,896,468           7,831,514
                                                              -----------         -----------

                LIABILITIES

Excess contributions payable                                       (4,131)            (56,680)
                                                              -----------         -----------

                Total liabilities                                  (4,131)            (56,680)
                                                              -----------         -----------

                NET ASSETS AVAILABLE FOR PLAN BENEFITS        $ 5,892,337         $ 7,774,834
                                                              ===========         ===========

The accompanying notes are an integral part of this statement.

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended December 31, 2001

ADDITIONS
    Interest and dividend income                           $   131,232
    Net depreciation in fair value of investments           (1,437,774)
                                                           -----------

                                                            (1,306,542)
                                                           -----------

CONTRIBUTIONS

    Participants                                             1,111,784
    Employer                                                   213,212
    Rollover                                                     9,648
                                                           -----------
                                                             1,334,644
                                                           -----------

           Total additions and contributions                    28,102
                                                           -----------

DEDUCTIONS
    Benefits paid to participants                            1,906,468
    Refunds to participants of excess contributions              4,131
                                                           -----------

           Total deductions                                  1,910,599
                                                           -----------

           Net (decrease) in plan assets                    (1,882,497)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
    Beginning of year                                        7,774,834
                                                           -----------

    End of year                                            $ 5,892,337
                                                           ===========

The accompanying notes are an integral part of this statement.

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN

         The following brief description of the TeleSpectrum Worldwide Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         TeleSpectrum Worldwide Inc. (the Company) established the Plan effective January 1, 1997. The Plan was formed by merging the net assets of four Predecessor Plans - the Somar 401(k) Profit Sharing Plan, the Response Center, Inc. 401(k) Profit Sharing Plan, the NBG Services, Inc. 401(k) Savings Plan and the TeleSpectrum, Inc. 401(k) Plan. The Plan is a defined contribution plan, covering employees who have completed one year of service and have attained the age of 21. Additionally, the Plan covers employees who were participants in the Predecessor Plans immediately prior to January 1, 1997. The Plan is administered by a committee of Company employees appointed by the Board of Directors whose members are not compensated for administrative services rendered. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

         On June 30, 1999, the Company merged with International Data Response Corporation (IDRC). Effective July 1, 2000, the IDRC 401(k) Retirement Savings Plan (the IDRC Plan) was merged into the Plan. Therefore, the Plan was amended to allow all former IDRC employees, who participated in the IDRC Plan, and were subsequently hired by the Company, to become participants in the Plan as of July 1, 2000. All assets and liabilities of the IDRC Plan became assets and liabilities of the Plan.

         1. Contributions

         Participants may make salary reduction contributions up to 15 percent of pre-tax compensation as defined in the Plan. Annual pre-tax salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($10,500 in 2001). Qualified distributions from other retirement plans can also be transferred into the Plan and retained as a rollover contribution. The Company makes a matching contribution of 25% of the first six percent of participant-elected pre-tax salary deferral and may also elect to contribute a separately designated discretionary profit sharing contribution. Under the terms of the Plan, the matching contribution cannot exceed six percent of each participant's compensation. The Company elected not to make a discretionary contribution for the Plan years ending December 31, 2001 and 2000. The Plan's committee may limit the amount of contributions if it is determined that such limitation is necessary to satisfy the requirements of the Internal Revenue Code.

         2. Vesting

         Participants are immediately vested in 100 percent of their elected salary deferrals, rollover contributions and earnings thereon. The vesting of employer matching contributions and earnings on these amounts are based on years of credited service.

                                   (Continued)

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN - Continued

         Participants are 100 percent vested after four years of credited service or attainment of normal retirement age, as defined. A participant who was actively employed by a sponsor of a Predecessor Plan on December 31, 1996 and was an employee of the Company on January 1, 1997 is 100 percent vested in their matching contribution and profit sharing accounts that were part of their Predecessor Plan account as of January 1, 1997.

         3. Forfeitures

         Upon termination of employment, the un-vested portion of a participant's interest in the Plan attributable employer contributions will be forfeited. These forfeitures are then used to reduce the Company's future contributions to the Plan. As of December 31, 2001, there was $-0- of unused forfeitures. During 2001, forfeitures of $39,654 were used to reduce Company contributions to the Plan.

         4. Benefits

         Upon termination of service, a participant may elect to receive benefits either in a lump-sum payment or an annuity, as defined.

         5. Participant Loans

         Participant loans may be obtained upon written application of any participant. Loans shall be made available to all participants in a uniform non-discriminatory manner and are limited to a maximum of 50 percent of the vested account balance of the participant or $50,000 less the participant's highest outstanding loan balances as defined in the Plan agreement. Each loan will be evidenced by a promissory note setting forth the repayment terms and secured by the balance of the participant's account. The principal amount of each loan to a participant will be charged against the participant's account in the Plan. The interest rate charged is determined by the committee and is commensurate with the rate that would be charged by a bank or other professional lender for making a loan under similar circumstances. For all loans outstanding as of December 31, 2001 and 2000, this rate ranged from 6.5% to 10.5%.

         6. Administrative Expenses

         Expenses and charges incurred in the administration of the Plan may be paid by the Plan to the extent not paid by the Company. During 2001, the Company on behalf of the Plan paid administrative expenses of $99,408.

         7. Investment Options

         Participants may choose to invest their salary deferrals, along with the employer matching contribution, in nine investment options with Putnam Investments or TeleSpectrum Worldwide Inc. common stock. Effective January 1, 2001, the TeleSpectrum Common Stock Fund was eliminated as an investment alternative under the Plan and balances invested in the common stock fund were transferred to the Putnam Stable Value Fund. Investment options at December 31, 2001 include the following:

                                   (Continued)

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN - Continued

                Fund name                                                           Description
                ---------                                                           -----------
Putnam Fund for Growth & Income Fund                   Seeks  capital  growth  and  current  income by  investing  in bargain stocks of established companies.

Putnam Vista Fund                                      Seeks  capital  appreciation  by  investing  primarily  in the  common stocks of midcap  companies whose market value is between $300 million and $5 billion.

Putnam New Opportunities Fund                          Seeks long-term  capital  appreciation by targeting  rapidly expanding sectors  of the  economy  and then  selecting  stocks of  fast-growing companies within these sectors.

Putnam Asset Allocation Fund                           Seeks  capital  appreciation  and total  return by shifting  assets as markets change to take advantage of investing opportunities.

Putnam Small Cap Fund                                  Seeks  to  take  advantage  of  the  long-term   growth  potential  by
                                                       investing in stocks of small companies.

Putnam Investors Fund                                  Seeks to provide  long-term growth of capital and any increased income that results from this  growth.  This fund invests  primarily in "blue chips,"  the  stocks of large,  well-established,  companies  selected from a broad range of industries.

Putnam American Government Fund                        This fund typically  divides its assets evenly  between U.S.  Treasury securities  and  bonds  issued  by the  Government  National  Mortgage
                                                       Association.  In addition,  the fund takes a slightly more  aggressive approach to total return by investing in longer-term securities.

Putnam International Growth Fund                       Seeks  to  provide  for  growth,  value,  or a  combination  of  both.
                                                       Generally,  the managers seek  companies they believe can grow through corporate  restructuring  or through  establishing  niche positions in growth-oriented industries.

Putnam Stable Value Fund                               Emphasizes  stability of principal while seeking to earn a competitive
                                                       rate  of  return.   The  Fund's  investments  may  include  guaranteed
                                                       investment  contracts and security-backed  investment contracts issued or wrapped by major,  high-quality  insurance  companies,  banks,  and other  similar  financial  institutions.  Because the fund's  holdings consist of many  contracts  - all with  varying  interest  rates - and money  market  instruments,  investors  receive a combined  or blended rate of return.  This  blended  rate varies as the fund's  investments change  over  time.  Investments  in this  fund are  stated  at market value.

                                   (Continued)

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000

NOTE A - DESCRIPTION OF THE PLAN - Continued

         8. Participant Accounts

         Each participant's account is credited with the employee elected salary deferral, qualified distributions from other retirement plans, employer contributions and an allocation of Plan earnings/losses, including market appreciation/depreciation. Allocations are based on either the participant's compensation, account balances or contributions, as defined.

         9. Plan Amendment

         Effective January 1, 2001, the Company adopted the following plan amendments:

                  - Distribution of participant accounts shall be made under the following circumstances:

                           o        Termination of the plan without the
                                    establishment of a new plan

                           o Sale or disposition of substantially all assets of the Company, subject to continued employment with acquiring company and continued maintenance of the plan by the Company

                           o Sale or disposition of the Company's interest in a subsidiary, subject to continued employment with the acquiring company and continued maintenance of the plan by the Company

                  - All distributions will be made in the form of a lump sum distribution.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: BASIS OF ACCOUNTING

         The accompanying financial statements have been prepared on the accrual basis of accounting.

         1. Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits, disclosure of contingent assets and obligations at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         2. Investment Valuation And Income Recognition

         The Plan's investments are stated at fair market value and unrealized appreciation/depreciation of the assets is based on the market value of the assets at the beginning of the period or at the date of purchase, if purchased during the current period. Fair market value is determined primarily based upon the fair market value of the underlying assets. Securities traded on the public markets are valued at their quoted market prices. Shares of mutual funds are valued at their net asset value as reported by the mutual fund at year-end. Purchases and sales of securities are reflected on a trade-date basis.

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000

NOTE C - INVESTMENTS

         The following investments represent 5 percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000:

                                                                                       2001               2000
                                                                                   -------------      -------------
Investments at fair value as determined by quoted market price Putnam
   Fund for Growth & Income, 67,370 and 77,460
       shares, respectively                                                        $   1,193,795      $   1,424,910
   Putnam Vista Fund, 104,771 and 115,909 shares, respectively                           905,223          1,509,141
   Putnam New Opportunities Fund, 32,368 and 38,584 shares, respectively               1,326,452          2,261,788
   Putnam Asset Allocation Fund, 58,847 and 57,262 shares, respectively                  577,291            619,578
   Putnam Stable Value Fund, 630,969 and 573,477 shares, respectively                    630,969            573,477
   Putnam American Government Fund, 43,153 and 42,973
       shares, respectively                                                              378,024            373,872
   Putnam Investors Fund, 9,810 and 25,584 shares, respectively                          360,131            392,676

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,434,774 as follows:

Mutual funds        $(1,410,334)
Common stock            (24,440)
                    -----------

                    $(1,434,774)
                    ===========

         Interest and dividend income for the year ended December 31, 2001 is $131,232.

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                               2001                2000
                                                                           -----------         -----------
Net assets available for plan benefits per the financial statements        $ 5,892,337         $ 7,774,834

Contributions receivable                                                       (61,385)           (214,992)

Excess contributions payable                                                     4,131              56,680
                                                                           -----------         -----------

Net assets available for plan benefits per the Form 5500                   $ 5,835,083         $ 7,616,522
                                                                           ===========         ===========

                                   (Continued)

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2001 and 2000

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 - Continued

         The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2001:

Contributions per the financial statements                    $ 1,334,644

Less: contributions receivable as of December 31, 2001            (61,385)

Add: contributions receivable as of December 31, 2000             214,992
                                                              -----------

Contributions per the Form 5500                               $ 1,488,251
                                                              ===========

NOTE E - PLAN TERMINATION

         Although there is no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination of the Plan, participants become vested in all amounts credited to their accounts.

NOTE F - DISTRIBUTIONS/BENEFITS PAID TO PARTICIPANTS

         Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to participants as of December 31, 2001 and 2000.

NOTE G - INCOME TAX STATUS

         The trust established under the Plan is qualified under the Internal Revenue Code as exempt from federal income taxes under Section 501 (a). The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) maintaining the Plan's qualified status under the applicable Internal Revenue Service requirements.

         The Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements, the Company refunded $4,131 and $56,680 to participants subsequent to December 31, 2001 and 2000. Such amounts have been reflected as excess contributions payable in the accompanying statement of net assets available for plan benefits.

                            SUPPLEMENTAL INFORMATION

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                                 EIN #23-2845501
                                    Plan #001

          SCHEDULE H, PART IV(i) - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 2001

                                                      (c) Description of investment including
             (b) Identity of issue, borrower,       maturity date, rate of interest, collateral,                (e) Current
  (a)            lessor or similar party                        par, or maturity value                             value
   -           ---------------------------            ----------------------------------------                   ----------
   *           Putnam Investments Inc.                Putnam Fund for Growth & Income                            $1,193,795
   *           Putnam Investments Inc.                Putnam Vista Fund                                             905,223
   *           Putnam Investments Inc.                Putnam New Opportunities Fund                               1,326,452
   *           Putnam Investments Inc.                Putnam Asset Allocation Fund                                  577,291
   *           Putnam Investments Inc.                Putnam Small Cap Fund                                         137,335
   *           Putnam Investments Inc.                Putnam Investors Fund                                         360,131
   *           Putnam Investments Inc.                Putnam American Government Fund                               378,024
   *           Putnam Investments Inc.                Putnam International Growth Fund                              147,240
   *           Putnam Investments Inc.                Putnam Stable Value Fund                                      630,969
   *           TeleSpectrum Worldwide Inc.            TeleSpectrum Worldwide Inc. Common Stock                        1,130
   *           Loans to participants                  6.5% to 10.5%                                                 177,493
                                                                                                                ----------

               Total investments                                                                                $5,835,083
                                                                                                                ==========

* Represents a party-in-interest.

                           TeleSpectrum Worldwide Inc.
                         401(k) Retirement Savings Plan

                                 EIN #23-2845501
                                    Plan #001

              SCHEDULE H, PART IV(j) - REPORTABLE (5%) TRANSACTIONS

                          Year ended December 31, 2001

                                                                             (f) Expense                (h) Current value
                                                                               incurred                    of asset on      (i) Net
 (a) Identity of   (b) Description  (c) Purchase  (d) Selling    (e) Lease       with        (g) Cost      transaction      gain or
  party involved     of asset          price         price         rental     transaction    of asset          date          (loss)
  --------------     --------          -----         -----         ------     -----------    --------          ----          ------

There were no category (i), (ii), (iii) or (iv) reportable transactions during 2001.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           TELESPECTRUM WORLDWIDE INC. 401(K)
                                           RETIREMENT SAVINGS PLAN



Date: October 14, 2002                      By:  /s/ Kurt Dinkelacker
                                                -----------------------------
                                            Name:  Kurt Dinkelacker
                                            Title: Plan Administer and Chief
                                                   Financial Officer

                                  EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
    23                     Consent of Grant Thornton LLP, independent public accountants